
02007886

NITED STATES
... ND EXCHANGE COMNHSSION
Washington, D.C. 20549

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7/19 cm

7/18/02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22058


SEC MAIL
RECEIVED
PROCESSING
JUL 12 2002
WASH. D.C.
165
SECTION

FACING PAGE

Infonnation Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2001 (MM/DD/YY) AND ENDING May 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Buell Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1310 Silas Deane Highway Suite 207
(No. and Street)

PROCESSED
P JUL 25 2002
THOMSON FINANCIAL

Wethersfield,	Connecticut	06109-4303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris D. Berris (860) 258-2300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernardi & Company, LLC
(Name - if *individual, state last, first, middle name)*

231 Farmington Avenue	Farmington	Connecticut	06032
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claimsfor exemptionfrom the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement offacts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (3-91)

potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OLYD4S control number.

OATH OR AFFUMATION

I, Chris D. Berris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Buell Securities Corp., as of May 31, 192002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Title



Notary Public

This report" contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 156-3.
- ☒ 0) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).


BERNARDI & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915

JEFFREY S. ALFIN, CPA
JOSEPH A. BERNARDI, CPA
MICHAEL W. FAGIN, CPA
ROBERT W. FALCE, CPA
ROBERT H. LONDON, CPA

FARMINGTON, CONNECTICUT
TEL: (860) 679-5200 FAX: (860) 679-5212
E-MAIL: office@bernardi-cpa.com

MANCHESTER, CONNECTICUT
TEL: (860) 646-5384

INDEPENDENT AUDITORS' REPORT

Board of Directors
Buell Securities Corp.
1310 Silas Deane Highway
Wethersfield, CT 06109

We have audited the accompanying statement of financial condition of Buell Securities Corp. (a Connecticut corporation) as of May 31, 2002, and the related statements of income, cash flows and, changes in stockholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Buell Securities Corp. as of May 31, 2002, and the results of its operations and it's cash flows for the year then ended in conformity accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information presented in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Schedules 1, 2 and 3 are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Very truly yours,

Bernardi & Company, LLC

BERNARDI & COMPANY, LLC
Certified Public Accountants
June 24, 2002

We present the following report as of May 31, 2002:

Exhibit A -	Statement of Financial Condition as of May 31, 2002.
Exhibit B -	Statement of Income for the Year Ended May 31, 2002.
Exhibit C -	Statement of Cash Flows for the Year Ended May 31, 2002.
Exhibit D -	Statement of Changes in Stockholders' Equity for the Year Ended May 31, 2002.
	Notes to Financial Statements.
Schedule 1 -	Computation of Net Capital and Basic Net Capital Requirement and Computation of Aggregate Indebtedness Pursuant to Rule 15C3-1 as of May 31, 2002.
Schedule 2 -	Computation for Determination of Reserve Requirement and Information for Possession or Control Requirements Pursuant to Rule 15C3-3 as of May 31, 2002.
Schedule 3 -	Reconciliation of the Computation of Net Capital and Reconciliation of the Computation of Aggregate Indebtedness under Rule 15C3- as of May 31, 2002.

BUELL SECURITIES CORP.
WETHERSFIELD, CONNECTICUT
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2002

ASSETS

Cash	$ 26,985	
Receivable from clearing broker	24,307	
Securities owned, at market value	124,444	
Property and equipment, net	9,863	
Prepaid expenses and other assets	77,232	
TOTAL ASSETS		$ 262,831

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$ 38,132	
Commissions payable	65,782	
Total Liabilities		103,914
Stockholders' Equity:		
Common stock	187,700	
Capital in excess of par	6,325	
Accumulated deficit	(35,108)	
Total Stockholders' Equity		158,917
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 262,831

See Accompanying Notes

EXHIBIT B

BUELL SECURITIES CORP.
WETHERSFIELD, CONNECTICUT
STATEMENT OF INCOME
FOR THE YEAR ENDED
MAY 31, 2002

Revenues:		
Commissions		$ 1,838,350
Operating Expenses:		
Officers' salaries	$ 150,350	
Commissions - registered representatives	915,897	
Clerical compensation	100,402	
Payroll taxes	66,303	
Profit sharing expense	10,440	
Other taxes	13,289	
Rent	62,800	
Depreciation	8,234	
Insurance - business	7,335	
Insurance - officers' life	17,685	
Insurance - group	81,350	
Dues and subscriptions	16,909	
Office expenses	27,473	
Communication	48,615	
Legal and audit	10,825	
Retrieval services	86,400	
Advertising	5,160	
Clearing expense	223,853	
Charitable contributions	1,340	
Total Operating Expenses		1,854,660
Loss Before Other Income		(16,310)
Other Income:		
Miscellaneous income	14,242	
Interest income	2,563	
Total Other Income		16,805
Income Before Provision for Income Taxes:		495
Less: Provision for income taxes		3,310
Net Loss for the Year		$ (2,815)

See Accompanying Notes

EXHIBIT C

BUELL SECURITIES CORP.
WETHERSFIELD, CONNECTICUT
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
MAY 31, 2002
Increase (Decrease) in Cash

Cash Flows From Operating Expenses:		
Net loss		$ (2,815)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	$ 8,234	
Changes in assets and liabilities:		
Increase Decrease in Assets and Liabilities:		
Receivable clearing from broker	14,942	
Prepaid expenses and other assets	28,581	
Advances to employees	500	
Deposits	13	
Marketable securities	(38,875)	
Accounts payable and accrued expenses	15,292	
Commissions payable	(9,818)	
Total Adjustments		18,869
Net Cash Provided By Operating Activities		16,054
Cash Flows Used In Investing Activities:		
Capital expenditures		(2,182)
Net Increase in Cash		13,872
Cash at the Beginning of Year		13,113
Cash at the End of Year		$ 26,985
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year:		
Interest		$ -
Income taxes		$ 526

See Accompanying Notes

BUELL SECURITIES CORP.
WETHERSFIELD, CONNECTICUT
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
MAY 31, 2002

	Common Stock	Capital in Excess of Par	Accumulated Deficit
Balances - June 1, 2001	$ 187,700	$ 6,325	$ (32,293)
Net loss	-	-	(2,815)
Balances - May 31, 2002	$ 187,700	$ 6,325	$ (35,108)

See Accompanying Notes

BUELL SECURITIES CORP.
WETHERSFIELD, CONNECTICUT
NOTES TO FINANCIAL STATEMENTS

Note 1 - Business Description:

Buell Securities Corp. (the "Company") operates a broker-dealer business from two locations in Farmington and Wethersfield, Connecticut. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corp. (SIPC).

Note 2 - Accounting Policies:

A. Revenue and Expense Recognition:

The Company maintains its records utilizing the accrual method of accounting. Commissions, revenues and expenses are recorded on a trade-date basis.

B. Depreciation:

The Company provides for depreciation utilizing various methods based on estimated useful lives as follows:

Furniture & equipment	5 & 7 years
Leasehold improvements	31.5 years

Renewals and betterments are capitalized while expenditures for maintenance and repairs are charged to expenses as incurred.

C. Income Taxes:

Effective June 1, 2001, the Company elected to terminate it's S-corporation election under the U.S. Internal Revenue Code. The tax provision differs from the expense that would result from applying statutory rates to income before income taxes because of nondeductible life insurance premiums.

For the year ended May 31, 2002, the federal and state income tax expense was $2,740 and $570, respectively.

D. Securities Owned:

Securities owned consist of an investment in Bank of New York's "Standby Reserve Fund" and 300 warrants of the NASD.

E. Common Stock:

The Company has 5,000 shares authorized common stock, 1,877 of which are issued and outstanding; the shares have a par value of $100.

F. Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Clearing Arrangements:

The Company clears security transactions through Bank of New York ("BNY") whereby BNY carries the cash accounts of the customers of the Company on a fully-disclosed basis. Under terms of this agreement, BNY executes transactions in the customers' accounts, prepares confirmations and summary monthly statements, settles contracts and transactions in securities and performs certain cashiering functions, including receipt and delivery of securities.

Under this agreement, the Company is required to maintain a minimum cash deposit of $50,000, on which it receives interest at the Standby Reserve Fund rate. The Company receives commissions and principal trading gains on a monthly basis.

Note 4 - Property and Equipment:

Property and equipment are stated at cost and consist of the following:

Furniture and equipment	$ 99,190
Leasehold improvements	2,317
Subtotal	101,507
Less: Accumulated depreciation	91,644
Cost Less Depreciation	$ 9,863

Note 6 - Receivable from Clearing Broker:

Amounts receivable from broker-dealers at May 31, 2002 consist of the following:

Fees and commissions receivable	$ 24,307
Good faith deposit (other assets)	50,162
Total	$ 74,469

Note 7 - Aggregate Indebtedness and Net Capital:

As a registered broker-dealer, the Company is required to comply with the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934. Under Rule 15c3-1, the Company must maintain "net capital" as defined in the Rule equal to the greater of 6 2/3% of aggregate indebtedness or $50,000. The Company would be precluded from the distribution of equity capital if net capital were less than 10% of such indebtedness.

As of May 31, 2002, the Company has net capital of $117,999, which was $67,999 in excess of the minimum required.

Note 8 - Lease Commitments:

Effective March 1, 1998, for the five-year period ending February 21, 2003, the Company entered into a lease of the property located at 1310 Silas Deane Highway in Wethersfield, Connecticut. The lease calls for monthly payments of $4,492. Total rent expense for the year ended May 31, 2002 for the Wethersfield facility was $52,636.

During March 2002, the Company entered into a one-year lease renewal for property located in Farmington, Connecticut. The lease calls for monthly payments of $847. Total rent expense for the year ended May 31, 2002 for the Farmington facility was $10,164.

Future minimum lease payments under noncancellable operating leases total $48,900.

Note 9 - Contingency:

In consideration of an audit by the Connecticut Department of Revenue Services regarding the Company's potential use tax obligation on out-of-state purchases, as well as computer and data processing services, $20,500 has been accrued. Currently, no formal assessment has been levied against the Company.

BUELL SECURITIES CORP.
WETHERSFIELD, CONNECTICUT
COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENT AND COMPUTATION OF AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15C3-1
MAY 31, 2002

Stockholders' Equity, per Exhibit A		$ 158,917
Less: Nonallowable assets & other deductions		
Property and equipment	$ 9,863	
Excess good faith deposit	162	
Prepaid expenses and other assets	27,070	
Total Nonallowable Assets & Other Deductions		37,095
Net capital before haircuts on security positions		121,822
Haircuts on trading securities computed pursuant to Rule 15c3-1(c)		3,823
Net Capital		117,999
Less: Net capital requirement (greater of $6,928, 6 2/3% of aggregate indebtedness of $103,914 or $50,000)		50,000
Net Capital in Excess of Requirement		67,999
Computation of Aggregate Indebtedness:		
Aggregate indebtedness, per Exhibit A		103,914
Less: Non-Aggregate Indebtedness Liabilities		-
Aggregate Indebtedness		$ 103,914
Percentage of Aggregate Indebtedness to Net Capital		88%

See Accompanying Notes

BUELL SECURITIES CORP.
WETHERSFIELD, CONNECTICUT
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3
MAY 31, 2002

The company clears all customer transactions through Bank of New York on a fully disclosed basis and is exempt from Rule 15c3-3 under the exemptive provision Section (k)(2)(ii).

See Accompanying Notes

BUELL SECURITIES CORP.
WETHERSFIELD, CONNECTICUT
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1
May 31, 2002

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of May 31, 2002) is as follows:

Net capital, as reported in the Company's Part II (unaudited) Focus report	$	116,096
Adjust haircut		1,903
Net Capital, per Audit Report - Schedule 1	$	117,999

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of May 31, 2002) is as follows:

Aggregate indebtedness, as reported in the Company's Part II (unaudited) Focus Report	$	103,915
Rounding adjustment		(1)
Requirement, per Audit Report - Schedule 1	$	103,914

See Accompanying Notes